Filed Pursuant to Rule 253(g)(2)

File No. 024-11873

Fundrise Development eREIT, LLC

SUPPLEMENT NO. 32 DATED August 1, 2024

TO THE OFFERING CIRCULAR DATED December 12, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Development eREIT, LLC (“we”, “our” or “us”), dated December 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 13, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On August 1, 2024, the Manager of the Company declared a daily distribution of $0.0000684932 per share (the “August 2024 Daily Distribution Amount”) (which equates to approximately 0.25% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on August 1, 2024 and ending on August 31, 2024 (the “August 2024 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the August 2024 Distribution Period and the distributions are scheduled to be paid prior to October 21, 2024. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.